No Act
P.E. 3-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

06066514

March 22, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2006

Re: Electronic Data Systems Corporation
Incoming letter dated March 8, 2006

Dear Mr. Chevedden:

This is in response to your letter dated March 8, 2006 concerning the shareholder proposal submitted to EDS by Nick Rossi. On March 9, 2006, we issued our response expressing our informal view that EDS could exclude the proposal from its proxy materials for its upcoming meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Richard D. Katcher
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

1-25-07

32232

From: J [olmsted7p@earthlink.net]
Sent: Thursday, March 09, 2006 12:49 AM
To: CFLETTERS
Cc: David Hollander
Subject: #5 Re Electronic Data Systems Corporation (EDS) No-Action Request Nick Rossi

#5 Re Electronic Data Systems Corporation (EDS) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
#5 Shareholder Position on Company No-Action Request Electronic Data Systems Corporation (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

Recent Staff Legal Bulletins are evidence of an evolution in Rule 14a-8 interpretation in contrast to strict adherence to precedence.

Additionally the company has no provision for a meaningful vote as a separate ballot item. Hence, the company can effectively force shareholders to vote yes for a poison pill by offering them some accompanying real or deceptive benefit as a bundled package.

The company has not claimed to have taken any action in response to the updated text of this proposal since the 2005 annual meeting.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Nick Rossi
David Hollander <david.hollander@eds.com>